S&C Comments of November 19, 2012

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2012

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

FORWARD-LOOKING STATEMENTS

SIGNATURES

EXHIBITS

Exhibit Number
1	Announcement dated November 21, 2012 in respect of Connected Transaction and Disclosable Transaction relating to the Proposed Acquisitions of a 100% Equity Interest in Unicom New Horizon Telecommunications Company Limited from China United Network Communications Group Company Limited

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to the Company’s competitive position; the Company’s business strategies and plans, including (a) those in connection with the Company’s proposed acquisition (the “Proposed Acquisition”) of 100% equity interest in Unicom New Horizon Telecommunications Company Limited, which is a wholly-owned subsidiary of China United Network Communications Group Company Limited, the Company’s indirect controlling shareholder, and holds fixed-line telecommunications network assets located in 21 provinces and cities in southern China and (b) those relating to the Company’s networks, products and services, as well as sales and marketing, in particular, such networks, products and services, sales and marketing in respect of the Company’s 3G business; the Company’s future business condition, future financial results, cash flows, financing plans and dividends; the future growth of market demand of, and opportunities for, the Company’s new and existing products and services, in particular, 3G services; and future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•

changes in the regulatory regime and policies for the PRC telecommunications industry, including, without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of 3G licenses by the central government of the PRC;

•	effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, 3G services;

•

competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of competition on the demand and price of the Company’s telecommunications services;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•

the results of the anti-monopoly investigation by the National Development and Reform Commission of the PRC relating to the price charged for Internet dedicated leased line access service provided by the Company to Internet service providers;

•	effects of the Proposed Acquisition on the Company’s future business operations, results of operations and financial condition;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans; and

•

changes in the political, economic, legal and social conditions in the PRC, including the PRC government’s policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: November 23, 2012

By:	/s/ Chang Xiaobing
Name: Chang Xiaobing
Title: Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness, and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

CONNECTED TRANSACTION AND DISCLOSEABLE TRANSACTION

RELATING TO

THE PROPOSED ACQUISITION OF A 100% EQUITY INTEREST IN

UNICOM NEW HORIZON TELECOMMUNICATIONS COMPANY

LIMITED FROM

CHINA UNITED NETWORK COMMUNICATIONS

GROUP COMPANY LIMITED

Financial Adviser to China Unicom (Hong Kong) Limited

Independent Financial Adviser to the Independent Board Committee

and the Independent Shareholders of China Unicom (Hong Kong) Limited

THE PROPOSED ACQUISITION OF A 100% EQUITY INTEREST IN UNICOM NEW HORIZON FROM UNICOM GROUP

On 21 November 2012, CUCL, a wholly-owned subsidiary of the Company, agreed to acquire from Unicom Group a 100% equity interest in Unicom New Horizon, which owns fixed-line telecommunications network assets located in 21 Provinces and Cities in Southern China. The total consideration for the Proposed Acquisition is RMB12,165,750,000 (equivalent to approximately HK$14,987,990,000).

Pursuant to the 2-Step Approach, on 21 November 2012, the following agreements were entered into in connection with the Proposed Acquisition:

(1)	Unicom Group and Unicom A Share Company entered into the Equity Acquisition Agreement pursuant to which Unicom A Share Company agreed to acquire a 100% equity interest in Unicom New Horizon, on the basis that Unicom A Share Company has the right to transfer all of its rights and obligations under the Equity Acquisition Agreement to CUCL, subject to, among others, the approval of the independent shareholders of Unicom A Share Company; and

(2)	Unicom A Share Company and CUCL entered into the Transfer Agreement pursuant to which Unicom A Share Company agreed to transfer all of its rights and obligations under the Equity Acquisition Agreement to CUCL so that CUCL will enter into the Proposed Acquisition on the same terms (including the Consideration) as those set out in the Equity Acquisition Agreement, subject to the approval of the Independent Shareholders of the Company and the satisfaction (or, if applicable, waiver) of all of the other conditions to the completion of the Proposed Acquisition.

As described in the paragraph headed “2. The Proposed Acquisition—(b) Details of the 2-Step Approach” below, the completion of the Equity Acquisition Agreement and the completion of the Transfer Agreement are inter-conditional upon each other and are expected to take place on the same day.

Completion of the Proposed Acquisition is expected to take place not later than 31 December 2012, subject to the satisfaction (or, if applicable, waiver) of certain conditions, including, among others, the approval of the Independent Shareholders and the independent shareholders of Unicom A Share Company and all required PRC regulatory approvals having been obtained.

LISTING RULES IMPLICATIONS FOR THE COMPANY

Unicom Group is the ultimate parent company of the Company and, as at the date of this announcement, Unicom Group indirectly holds approximately 76.52% of the issued share capital of the Company through its shareholdings in Unicom A Share Company, Unicom BVI and Unicom Group BVI. As such, Unicom Group is a connected person of the Company and the Proposed Acquisition will constitute a connected transaction for the Company. As the highest applicable percentage ratio of the Proposed Acquisition exceeds 5% but is below 25%, the Proposed Acquisition will constitute a discloseable transaction and a connected transaction for the Company which is subject to the reporting, announcement and independent shareholders’ approval requirements under the Listing Rules.

As each of Unicom BVI and Unicom Group BVI, which hold a 41.27% and 34.30% shareholding interest in the Company, respectively, will be regarded as having a material interest in the Proposed Acquisition, each of Unicom BVI and Unicom Group BVI and their respective associates will abstain from voting on the resolution to approve the Proposed Acquisition. Unicom Group BVI is also deemed under the SFO to be interested in 225,722,791 Shares (representing 0.96% of the issued share capital of the Company) which are held by Unicom Group BVI as trustee on behalf of a PRC shareholder. As such PRC shareholder is not an associate of Unicom Group BVI under the Listing Rules, Unicom Group BVI can exercise the voting rights in respect of such Shares on behalf of and as instructed by the PRC shareholder. As at the date of this announcement, as each of Mr. Chang Xiaobing, Mr. Lu Yimin, Mr. Tong Jilu and Mr. Li Fushen, being Directors of the Company, are also directors of Unicom Group, they have abstained from voting on the board resolution to approve the Proposed Acquisition. Save as disclosed above, none of the Directors had a material interest in the Proposed Acquisition and no Director was required to abstain from voting on the board resolution to approve the Proposed Acquisition.

CIRCULAR AND NOTICE OF EGM

The Independent Board Committee, comprising all of the independent non-executive Directors, has been established to advise the Independent Shareholders, and Rothschild has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders, in each case on the terms of the Proposed Acquisition. CICC is the Financial Adviser to the Company in respect of the Proposed Acquisition.

The EGM will be convened to consider and, if thought fit, to approve the Proposed Acquisition. A circular, which will contain further details of the Proposed Acquisition, a letter from the Independent Board Committee containing its recommendation to the Independent Shareholders and a letter from Rothschild containing its advice to the Independent Board Committee and the Independent Shareholders in connection with the Proposed Acquisition, together with the notice of the EGM, will be despatched to the Shareholders on or before 29 November 2012.

WARNING: The completion of the Proposed Acquisition is subject to the satisfaction (or, if applicable, waiver) of certain conditions described below, and therefore the Proposed Acquisition may or may not be completed. Shareholders, holders of ADSs and potential investors of the Company should therefore exercise caution when dealing in the Shares, ADSs or other securities of the Company. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional advisers.

1. INTRODUCTION

The Board is pleased to announce that on 21 November 2012, CUCL, a wholly-owned subsidiary of the Company, agreed to acquire a 100% equity interest in Unicom New Horizon from Unicom Group.

2. THE PROPOSED ACQUISITION

(a) Introduction

On 21 November 2012, CUCL, a wholly-owned subsidiary of the Company, agreed to acquire a 100% equity interest in Unicom New Horizon from Unicom Group. The assets of Unicom New Horizon consist of fixed-line telecommunications network assets located in 21 Provinces and Cities in Southern China and the rights and liabilities of Unicom New Horizon relating to its business operations.

As disclosed in the Company’s announcement dated 16 December 2008, CUCL, Unicom Group, Netcom Parent and Unicom New Horizon entered into the 2008 Network Lease Agreement on 16 December 2008 pursuant to which Unicom New Horizon agreed to lease the telecommunications networks in 21 Provinces and Cities in Southern China to CUCL on an exclusive basis for an initial term of two years effective from 1 January 2009 to 31 December 2010. The 2008 Network Lease Agreement was renewable at the option of CUCL with at least two months’ prior written notice on the same terms and conditions, except for the future lease fee which remains subject to further negotiations between the parties. As disclosed in the Company’s announcement dated 29 October 2010, CUCL and Unicom New Horizon entered into the 2010 Network Lease Agreement on 29 October 2010 to renew the 2008 Network Lease Agreement for a further term of two years expiring on 31 December 2012.

For the reasons set out in the paragraph headed “2. The Proposed Acquisition — (e) Reasons For and Benefits of the Proposed Acquisition” below and in anticipation of the expiry of the 2010 Network Lease Agreement on 31 December 2012, it is proposed that CUCL acquires from Unicom Group the entire equity interest in Unicom New Horizon.

(b) Details of the 2-Step Approach

Under the 2-Step Approach, a relevant connected transaction of the Company involving Unicom Group or its subsidiaries will be structured to consist of an initial agreement and a further agreement as follows:

(1)	the entering into of an initial agreement (the “Initial Agreement”) in connection with the relevant connected transaction between Unicom Group or its subsidiaries (but not including Unicom A Share Company or any of its subsidiaries) and Unicom A Share Company. The Initial Agreement will constitute a connected transaction of Unicom A Share Company but not of the Company. The Initial Agreement will contain the following terms:

(A)	completion of the Initial Agreement will be subject to the following conditions:

—	the successful transfer of all the rights and obligations of Unicom A Share Company under the Initial Agreement to the Company (or any of its subsidiaries);

—	the approval of the independent shareholders of Unicom A Share Company of the Initial Agreement; and

—	the approval of the Independent Shareholders of the Further Agreement (as defined below).

The Initial Agreement would therefore only be implemented with the approval of the Independent Shareholders (in addition to the approval of the independent shareholders of Unicom A Share Company); and

(B)	Unicom Group or its subsidiaries (but not including Unicom A Share Company or any of its subsidiaries) will agree and acknowledge in the Initial Agreement that all the rights and obligations of Unicom A Share Company under the Initial Agreement can be transferred to the Company or its subsidiaries and no further consent from Unicom Group or its subsidiaries for such transfer is required; and

(2)	the entering into of a further agreement between Unicom A Share Company and the Company or any of its subsidiaries (the “Further Agreement”) to transfer all the rights and obligations of Unicom A Share Company under the Initial Agreement to the Company or any of its subsidiaries so that the Company or its subsidiaries (as the case may be) will enter into the relevant connected transaction on the same terms (including the price) as those set out in the Initial Agreement. The Further Agreement will constitute a connected transaction of the Company under Chapter 14A of the Listing Rules, but not a connected transaction of Unicom A Share Company requiring independent shareholders’ approval under PRC laws and regulations and the listing rules of the Shanghai Stock Exchange. The Further Agreement, being a connected transaction of the Company, will be submitted to the Independent Shareholders for approval at the same time as the Initial Agreement is submitted to the independent shareholders of Unicom A Share Company for approval.

(c) The Equity Acquisition Agreement and the Transfer Agreement

Pursuant to the 2-Step Approach described above, on 21 November 2012, the following agreements were entered into:

(1)	Unicom Group and Unicom A Share Company entered into the Equity Acquisition Agreement (being the Initial Agreement as described above) pursuant to which Unicom A Share Company agreed to acquire a 100% equity interest in Unicom New Horizon, on the basis that Unicom A Share Company has the right to transfer all of its rights and obligations under the Equity Acquisition Agreement to CUCL, subject to, among others, the approval of the independent shareholders of Unicom A Share Company; and

(2)	Unicom A Share Company and CUCL entered into the Transfer Agreement (being the Further Agreement as described above) pursuant to which Unicom A Share Company agreed to transfer all of its rights and obligations under the Equity Acquisition Agreement to CUCL so that CUCL will enter into the Proposed Acquisition on the same terms (including the Consideration) as those set out in the Equity Acquisition Agreement, subject to the approval of the Independent Shareholders of the Company and the satisfaction (or, if applicable, waiver) of all of the other conditions to the completion of the Proposed Acquisition.

As described in the paragraph headed “2. The Proposed Acquisition — (b) Details of the 2-step Approach” above, the completion of the Equity Acquisition Agreement and the completion of the Transfer Agreement are inter-conditional upon each other and are expected to take place on the same day.

(d) Key Terms of the Proposed Acquisition

Target Equity Interest to be Acquired

CUCL has agreed to purchase, and Unicom Group has agreed to sell, a 100% equity interest in Unicom New Horizon in accordance with the terms and conditions of the Equity Acquisition Agreement and the Transfer Agreement.

As at the date of the Equity Acquisition Agreement, the assets of Unicom New Horizon consist of fixed-line telecommunications network assets located in 21 Provinces and Cities in Southern China and the rights and liabilities of Unicom New Horizon relating to its business operations, as set out in detail in the asset appraisal report prepared by the Appraiser (the “Asset Appraisal Report”).

Further information on the assets of Unicom New Horizon is set out in the paragraph headed “2. The Proposed Acquisition — (f) Further Information on Unicom New Horizon” below.

Consideration

The total consideration for the Proposed Acquisition is RMB12,165,750,000 (equivalent to approximately HK$14,987,990,000) (the “Consideration”). The Consideration was determined after arm’s length negotiations between CUCL and Unicom Group, with reference to a number of factors, including, among others, the appraised value of the 100% equity interest of Unicom New Horizon and the financial position and business condition of Unicom New Horizon.

The Consideration will be paid in full in cash within 15 Business Days after all the conditions to completion of the Proposed Acquisition are satisfied (or, if applicable, waived). The Consideration will be satisfied from the Company’s internal funds and financing sources.

Conditions to Completion of the Proposed Acquisition

Completion of the Proposed Acquisition is subject to the satisfaction of the following conditions:

(1)	all filings, approvals, authorisations and consents in connection with the Proposed Acquisition having been obtained from the relevant governmental and regulatory authorities in the PRC, including but not limited to the filing with and approval from SASAC;

(2)	the Equity Acquisition Agreement and the Transfer Agreement having been approved by each of Unicom Group, Unicom A Share Company, the Company and CUCL (as applicable) in accordance with applicable laws, regulations and listing rules;

(3)	the Equity Acquisition Agreement having been approved by the independent shareholders of Unicom A Share Company in accordance with applicable laws, regulations and listing rules;

(4)	the Transfer Agreement having been approved by the Independent Shareholders of the Company in accordance with applicable laws, regulations and listing rules;

(5)	business, financial and legal due diligence on Unicom New Horizon having been completed to the satisfaction of CUCL;

(6)	an unqualified auditors’ report on the financial statements of Unicom New Horizon for the year ended 31 December 2011 and the nine months ended 30 September 2012 issued by the Auditors (the “Auditors’ Report”) having been received by CUCL; and

(7)	there being no material adverse change to the financial position, business operations or prospects of Unicom New Horizon from the date following the valuation base date (being 30 September 2012) of the Asset Appraisal Report to the date of completion of the Proposed Acquisition.

The conditions set out in paragraph (1) to (4) above cannot be waived. Each of the Company, CUCL, Unicom A Share Company and Unicom Group shall use its respective reasonable endeavours to procure the satisfaction of the above conditions as soon as practicable and in any event not later than 31 December 2012. For matters that have not been completed by 31 December 2012, the parties agreed to use their best endeavours to complete such matters as soon as possible afterwards.

(e) Reasons For and Benefits of the Proposed Acquisition

The Board believes that the Proposed Acquisition would bring positive effects on the Company for the following reasons:

Increase long-term value for the Shareholders

Since 2011, the depreciation and amortisation costs of Unicom New Horizon’s assets have been lower than the network lease fee paid by the Company. As the future lease fee savings following the completion of the Proposed Acquisition are expected to exceed the incremental depreciation, amortisation and financial costs arising from the Proposed Acquisition, the Proposed Acquisition would increase the earnings of the Company and be conducive to increasing the long-term value for the Shareholders.

Improve operational and management efficiency

The main assets of Unicom New Horizon consist of fixed-line telecommunications network assets located in 21 Provinces and Cities in Southern China, which are highly related and complementary to the Company’s existing fixed-line and mobile telecommunications network assets. The Proposed Acquisition would facilitate the integrated planning and management of the fixed-line telecommunications network assets and business and enhance the operational and management efficiency.

Improve corporate governance

Following the completion of the Proposed Acquisition, Unicom New Horizon will become a wholly-owned subsidiary of CUCL. The 2010 Network Lease Agreement will expire on 31 December 2012 and will no longer be a connected transaction for the Company. The Proposed Acquisition will also not give rise to any new connected transaction between the Company and Unicom Group. As such, the volume of continuing connected transactions between the Company and Unicom Group involving fixed-line telecommunications network assets in 21 Provinces and Cities in Southern China is expected to be substantially reduced, thereby improving the corporate governance of the Company.

(f) Further Information on Unicom New Horizon

Unicom New Horizon is incorporated under the laws of the PRC and is principally engaged in leasing fixed-line telecommunications network assets to other parties. Unicom New Horizon is a wholly-owned subsidiary of Unicom Group.

The assets of Unicom New Horizon consist of fixed-line telecommunications network assets located in 21 Provinces and Cities in Southern China and the rights and liabilities of Unicom New Horizon relating to its business operations.

The appraised value and the book value of the total shareholders’ equity of Unicom New Horizon as at 30 September 2012 are approximately RMB12,166 million (equivalent to approximately HK$14,988 million) and approximately RMB11,387 million (equivalent to approximately HK$14,029 million), respectively, as set out in the Asset Appraisal Report and the audited financial statements as referred to in the Auditors’ Report. The asset-based valuation method was adopted to arrive at the appraised value of the total shareholders’ equity of Unicom New Horizon as at 30 September 2012 as concluded in the Asset Appraisal Report.

(g) Financial Information of Unicom New Horizon

The financial information of Unicom New Horizon for the year ended 31 December 2010 is extracted from the unaudited management accounts of Unicom New Horizon for the same period, which were prepared in accordance with PRC GAAP. The financial information of Unicom New Horizon for the year ended 31 December 2011 and the nine months ended 30 September 2012 is extracted from the audited financial statements as referred to in the Auditors’ Report, which were prepared in accordance with PRC GAAP and in respect of the core business of Unicom New Horizon (excluding the non-core business of Unicom New Horizon which was disposed of before the audit base date (being 30 September 2012) of the Proposed Acquisition).

	For the year ended 31 December 2010(1)		For the year ended 31 December 2011	For the nine months ended 30 September 2012
	(unaudited)		(audited)	(audited)
	(RMB’000)		(RMB’000)	(RMB’000)
Revenue	2,200,000		2,400,000	1,950,120
Net profit (loss) before tax	(4,314,690	)(1)	37,925	348,202
Net profit (loss) after tax	(4,314,690	)(1)	38,070	1,160,603	(2)
Net asset value as at 30 September 2012				11,386,748

Notes:

(1)	For the year ended 31 December 2010, Unicom New Horizon conducted an assessment of impairment on the carrying value of its fixed-line telecommunications network assets in light of the business development plan and the asset condition of Unicom New Horizon at the time. As a result, Unicom New Horizon made a provision for impairment loss of approximately RMB3.1 billion on its fixed-line telecommunications network assets for the year ended 31 December 2010 in accordance with the PRC GAAP, and thus a significant net loss was resulted for the same year.
(2)	For the nine months ended 30 September 2012, there was a significant increase in the net profit after tax of Unicom New Horizon due to the recognition of a deferred tax asset amounted to approximately RMB812 million, which was recognised based on the future business plans of Unicom New Horizon and subject to a cap of the taxable profit that may be available in the future against which temporary differences and accumulated losses are likely to be deducted in the future.

(h) Financial Effects of the Proposed Acquisition

Earnings

For the nine months ended 30 September 2012, the unaudited net profit before tax and the unaudited net profit after tax of the Group were approximately RMB7,261 million (equivalent to approximately HK$8,945 million) and approximately RMB5,453 million (equivalent to approximately HK$6,718 million), respectively. Such financial information is extracted from the financial statements of the Group prepared in accordance with the International Financial Reporting Standards and the Hong Kong Financial Reporting Standards and as set out in the Company’s announcement dated 25 October 2012 in relation to the unaudited condensed consolidated results of the Group for the nine months ended 30 September 2012.

For the nine months ended 30 September 2012, the audited net profit before tax and the audited net profit after tax of Unicom New Horizon were approximately RMB348 million (equivalent to approximately HK$429 million) and approximately RMB1,161 million (equivalent to approximately HK$1,430 million), respectively. Such financial information is extracted from the audited financial statements of Unicom New Horizon for the nine months ended 30 September 2012. Upon completion of the Proposed Acquisition, the Company will hold a 100% equity interest in Unicom New Horizon. Therefore, following the completion of the Proposed Acquisition, the financial information of Unicom New Horizon will be consolidated into the accounts of the Company. As the future lease fee savings following the completion of the Proposed Acquisition are expected to exceed the incremental depreciation, amortisation and financial costs arising from the Proposed Acquisition, the Company believes that the Proposed Acquisition would increase the earnings of the Company. However, Shareholders, holders of ADSs and potential investors of the Company should be aware that the historical financial information as set out above may not be indicative of the future operating results of Unicom New Horizon and notwithstanding the Company’s belief, there is no assurance that the Proposed Acquisition will bring a positive effect on the future financial results of the Company. Shareholders, holders of ADSs and potential investors of the Company should also refer to the paragraph headed “8. General” below for the risks and uncertainties arising from and/or associated with the forward-looking statements as contained in this announcement.

Gearing

As at 30 September 2012, the total unaudited cash balances (or cash equivalents) of the Group amounted to approximately RMB12,160 million (equivalent to approximately HK$14,981 million), and the Group’s unaudited gearing ratio (calculated by dividing the total liabilities by the total assets of the Group) was approximately 55.46%.

The Consideration for the Proposed Acquisition is RMB12,165,750,000 (equivalent to approximately HK$14,987,990,000) and will be paid in cash. On this basis, and taking into account the working capital and gearing position of the Group as stated above, the Company expects that the Proposed Acquisition will not have a material impact on the gearing position of the Company.

However, Shareholders, holders of ADSs and potential investors of the Company should be aware that the historical gearing position as set out above may not be indicative of the Company’s future position with respect to its assets and liabilities and notwithstanding the Company’s belief, there is no assurance that the Proposed Acquisition will not result in a material impact on the future gearing position of the Company. Shareholders, holders of ADSs and potential investors of the Company should also refer to the paragraph headed “8. General” below for the risks and uncertainties arising from and/or associated with the forward-looking statements as contained in this announcement.

3. LISTING RULES IMPLICATIONS FOR THE COMPANY

Unicom Group is the ultimate parent company of the Company and, as at the date of this announcement, Unicom Group indirectly holds approximately 76.52% of the issued share capital of the Company through its shareholdings in Unicom A Share Company, Unicom BVI and Unicom Group BVI. As such, Unicom Group is a connected person of the Company and the Proposed Acquisition will constitute a connected transaction for the Company.

As the highest applicable percentage ratio of the Proposed Acquisition exceeds 5% but is below 25%, the Proposed Acquisition will constitute a discloseable transaction and a connected transaction for the Company which is subject to the reporting, announcement and independent shareholders’ approval requirements under the Listing Rules.

As each of Unicom BVI and Unicom Group BVI, which hold a 41.27% and 34.30% shareholding interest in the Company, respectively, will be regarded as having a material interest in the Proposed Acquisition, each of Unicom BVI and Unicom Group BVI and their respective associates will abstain from voting on the resolution to approve the Proposed Acquisition. Unicom Group BVI is also deemed under the SFO to be interested in 225,722,791 Shares (representing 0.96% of the issued share capital of the Company) which are held by Unicom Group BVI as trustee on behalf of a PRC shareholder. As such PRC shareholder is not an associate of Unicom Group BVI under the Listing Rules, Unicom Group BVI can exercise the voting rights in respect of such Shares on behalf of and as instructed by the PRC shareholder. As at the date of this announcement, as each of Mr. Chang Xiaobing, Mr. Lu Yimin, Mr. Tong Jilu and Mr. Li Fushen, being Directors of the Company, are also directors of Unicom Group, they have abstained from voting on the board resolution to approve the Proposed Acquisition. Save as disclosed above, none of the Directors had a material interest in the Proposed Acquisition and no Director was required to abstain from voting on the board resolution to approve the Proposed Acquisition.

The Independent Board Committee, comprising all of the independent non-executive Directors, has been established to advise the Independent Shareholders, and Rothschild has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders, in each case on the terms of the Proposed Acquisition. CICC is the Financial Adviser to the Company in respect of the Proposed Acquisition.

4. INFORMATION ON THE COMPANY AND CUCL

The Company was incorporated in Hong Kong with limited liability on 8 February 2000. CUCL is a limited liability company incorporated on 21 April 2000 under the laws of the PRC, which is a wholly-owned subsidiary of the Company. Through CUCL and other subsidiaries, the Company provides WCDMA and GSM mobile services, fixed-line voice and value-added services, fixed-line broadband and other Internet related services, information and communications technology services, business and data communication services and advertising and media services in the PRC.

The Shares were listed on the Hong Kong Stock Exchange on 22 June 2000 (Hong Kong time) and the ADSs were listed on the New York Stock Exchange on 21 June 2000 (New York time).

5. INFORMATION ON UNICOM GROUP AND UNICOM A SHARE COMPANY

Unicom Group is a state-owned enterprise incorporated under the laws of the PRC and is the ultimate parent company of the Company. Unicom Group is principally engaged in telecommunications and related businesses in the PRC, including providing fixed-line telephone, mobile, broadband and Internet-based services across the PRC.

Unicom A Share Company is a joint stock limited company incorporated under the laws of the PRC, whose shares were listed on the Shanghai Stock Exchange on 9 October 2002. Unicom A Share Company is majority-owned by Unicom Group and is an intermediate parent company of the Company. Unicom A Share Company and its subsidiaries are principally engaged in the telecommunications and related businesses in the PRC.

6. BOARD OPINION

The Board believes that the terms of the Proposed Acquisition are on normal commercial terms and are fair and reasonable and in the interests of the Shareholders as a whole.

7. CIRCULAR AND NOTICE OF THE EGM

The EGM will be convened to consider and, if thought fit, to approve the Proposed Acquisition. A circular, which will contain further details of the Proposed Acquisition, a letter from the Independent Board Committee containing its recommendation to the Independent Shareholders and a letter from Rothschild containing its advice to the Independent Board Committee and the Independent Shareholders in connection with the Proposed Acquisition, together with the notice of the EGM, will be despatched to the Shareholders on or before 29 November 2012.

8. GENERAL

WARNING: The completion of the Proposed Acquisition is subject to the satisfaction (or, if applicable, waiver) of certain conditions described above, and therefore the Proposed Acquisition may or may not be completed. Shareholders, holders of ADSs and potential investors of the Company should therefore exercise caution when dealing in the Shares, ADSs or other securities of the Company. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional advisers.

All statements, other than statements of historical facts included in this announcement, are or may be forward-looking statements. Forward-looking statements include, but are not limited to, those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These forward-looking statements reflect the Company’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. Such forward-looking statements are not guarantees of future performance or events and involve known or unknown risks and uncertainties.

Accordingly, actual results may differ materially from information contained in such forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory regime and significant policies for the PRC telecommunications industry, including changes in the structure or functions of the primary industry regulator, MIIT, or any changes in the regulatory policies of MIIT, SASAC and other relevant government authorities of the PRC; any changes in the effects of competition on the demand and price of the Company’s telecommunications services; any changes in telecommunications and related technologies and applications based on such technologies; and any changes in political, economic, legal and social conditions in the PRC, including the PRC government’s policies with respect to economic growth, consolidations or restructuring of and other structural changes in the PRC telecommunications industry, foreign exchange, foreign investment and entry by foreign companies into the PRC telecommunications market. Shareholders, holders of ADSs and investors of the Company should not place undue reliance on such forward-looking statements, and the Company does not undertake any obligation to update publicly or revise any forward-looking statements.

This announcement is also made pursuant to Rule 13.09 of the Listing Rules.

9. DEFINITIONS

In this announcement, save as the context otherwise requires, the defined terms have the following meanings:

“2-Step Approach”	the approach to be adopted in the entering into of all connected transactions of the Company that require the approval of the Independent Shareholders, details of which are set out in the Company’s announcement dated 17 September 2002 and summarised in the paragraph headed “2. The Proposed Acquisition — (b) Details of the 2-Step Approach” in this announcement

“2008 Network Lease Agreement”	the agreement dated 16 December 2008 entered into between CUCL, Unicom Group, Netcom Parent and Unicom New Horizon pursuant to which Unicom New Horizon agreed to lease the telecommunications networks in 21 Provinces and Cities in Southern China to CUCL on an exclusive basis for an initial term of two years effective from 1 January 2009 to 31 December 2010

“2010 Network Lease Agreement”	the agreement dated 29 October 2010 entered into between CUCL and Unicom New Horizon to renew the 2008 Network Lease Agreement for a further term of two years expiring on 31 December 2012

“21 Provinces and Cities in Southern China”	for the purpose of this announcement, Shanghai Municipality, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Hubei Province, Hunan Province, Guangdong Province, Guangxi Zhuang Autonomous Region, Hainan Province, Chongqing Municipality, Sichuan Province, Guizhou Province, Yunnan Province, Tibet Autonomous Region,

Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region

“3G”	third generation mobile communications system, the next generation of mobile network infrastructure that utilises the 2GHz spectrum

“ADSs”	American Depositary Shares which are issued by the Unicom Depositary and traded on the New York Stock Exchange, each representing ownership of 10 Shares

“Appraiser”	(China Enterprise Appraisals), a qualified appraiser in the PRC which is independent of the Company, Unicom Group and Unicom A Share Company

“associate”	has the meaning given to it in the Listing Rules

“Auditors”	(Pricewaterhouse Coopers Zhong Tian CPAs Limited Company), a certified public accountant which is independent of the Company, Unicom Group and Unicom A Share Company

“Board”	the board of directors of the Company

“Business Day”	any day which is not a statutory holiday in the PRC

“connected person”	has the meaning given to it in the Listing Rules

“Company”	(China Unicom (Hong Kong) Limited), a company incorporated under the laws of Hong Kong with limited liability and whose Shares and ADSs are listed on the Hong Kong Stock Exchange and the New York Stock Exchange, respectively

“CUCL”	(China United Network Communications Corporation Limited), a foreign-invested enterprise established under the laws of the PRC and a wholly-owned subsidiary of the Company

“Director(s)”	the director(s) of the Company

“EGM”	the extraordinary general meeting of the Company to approve the Proposed Acquisition, and any adjournment thereof

“Equity Acquisition Agreement”	the agreement dated 21 November 2012 entered into between Unicom Group and Unicom A Share Company (all of the rights and obligations of Unicom A Share Company under that agreement to be subsequently transferred to CUCL) pursuant to which Unicom A Share Company agreed to acquire a 100% equity interest in Unicom New Horizon

“Financial Adviser” or “CICC”	China International Capital Corporation Hong Kong Securities Limited

“GAAP”	Generally Accepted Accounting Principles

“Group”	the Company and its subsidiaries

“GSM”	global cellular system for mobile communications, a digital mobile cellular telephone system operating in the 900 MHz frequency band based on digital transmission and cellular network architecture with roaming

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	The Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Board Committee”	the independent committee of the Board comprising all the independent non-executive Directors, being Mr. Cheung Wing Lam Linus, Mr. Wong Wai Ming, Mr. John Lawson Thornton, Mr. Chung Shui Ming Timpson, Mr. Cai Hongbin and Mrs. Law Fan Chiu Fun Fanny

“Independent Shareholders”	Shareholders other than Unicom BVI and Unicom Group BVI and any of their respective associates

“Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“MIIT”	Ministry of Industry and Information Technology of the PRC

“Netcom Parent”	(China Network Communications Group Corporation), a state-owned enterprise established under the laws of the PRC, which was merged into Unicom Group in 2009

“PRC” or “China”	the People’s Republic of China, but for the purpose of this announcement and for geographical reference only, references in this announcement to “China” and the “PRC” do not include Taiwan, the Macau Special Administrative Region and Hong Kong

“PRC GAAP”	China Accounting Standards for Business Enterprises (2006)

“percentage ratio”	has the meaning given to it in Chapter 14 of the Listing Rules

“Proposed Acquisition”	the proposed acquisition by CUCL of a 100% equity interest in Unicom New Horizon from Unicom Group pursuant to the Equity Acquisition Agreement and the Transfer Agreement

“RMB”	Renminbi, the lawful currency of the PRC

“Rothschild”	Rothschild (Hong Kong) Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Proposed Acquisition

“SASAC”	State-owned Assets Supervision and Administration Commission of the State Council

“SFO”	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong

“Shares”	ordinary shares of HK$0.10 each in the capital of the Company

“Shareholders”	the shareholders of the Company

“Transfer Agreement”	the Transfer Agreement dated 21 November 2012 entered into between Unicom A Share Company and CUCL pursuant to which Unicom A Share Company agreed to transfer all of its rights and obligations under the Equity Acquisition Agreement to CUCL

“Unicom ADS Deposit Agreement”	the Deposit Agreement dated 22 June 2000 entered into between the Company, the Unicom Depositary and all holders and beneficial owners of ADSs

“Unicom A Share Company”	(China United Network Communications Limited), a company incorporated under the laws of the PRC and whose shares are listed on the Shanghai Stock Exchange

“Unicom BVI”	China Unicom (BVI) Limited, a company incorporated in the British Virgin Islands in which Unicom Group holds a 17.9% equity interest and Unicom A Share Company holds a 82.1% equity interest as at the date of this announcement, and an immediate controlling shareholder of the Company

“Unicom Depositary”	the Bank of New York Mellon, a national banking association organised under the laws of the United States and acting in its capacity as depositary under the Unicom ADS Deposit Agreement

“Unicom Group”	(China United Network Communications Group Company Limited), a state-owned enterprise established under the laws of the PRC and the ultimate parent company of the Company

“Unicom Group BVI”	China Unicom Group Corporation (BVI) Limited, formerly known as China Netcom Group Corporation (BVI) Limited, a company incorporated in the British Virgin Islands in which Unicom Group holds a 100% equity interest, and an immediate controlling shareholder of the Company

“Unicom New Horizon”	(Unicom New Horizon Telecommunications Company Limited), a company incorporated under the laws of the PRC with limited liability and a wholly-owned subsidiary of Unicom Group

“WCDMA”	Wideband Code Division Multiple Access, a 3G wireless standard which operates in the 2100 MHz frequency band for both voice and data

This announcement contains translations between Renminbi and Hong Kong dollar amounts at RMB0.8117 = HK$1, being the exchange rate prevailing on 20 November 2012. The translations should not be taken as a representation that the Renminbi could actually be converted into Hong Kong dollars at that rate or at all.

By order of the Board

CHINA UNICOM (HONG KONG) LIMITED

CHU KA YEE

Company Secretary

Hong Kong, 21 November 2012

As at the date of this announcement, the Board comprises:

Executive directors:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen

Non-executive directors:	Cesareo Alierta Izuel

Independent non-executive directors:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny